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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9

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      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934



                      ANGELES INCOME PROPERTIES, LTD. II,
                       A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)



                      ANGELES INCOME PROPERTIES, LTD. II,
                       A CALIFORNIA LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)



                                      N/A
                     (Cusip Number of Class of Securities)


                            -----------------------

                               CARROLL D. VINSON
                                   PRESIDENT
                         ANGELES REALTY CORPORATION II
                         ONE INSIGNIA FINANCIAL PLAZA
                       GREENVILLE, SOUTH CAROLINA 29602
                                (864) 239-2747

                 (Name, Address and Telephone Number of Person
         Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)
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ITEM 1.    SECURITY AND SUBJECT COMPANY.

           The name of the subject company is Angeles Income Properties, Ltd. II, a California limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2.    TENDER OFFER OF THE BIDDER.

           This statement relates to an offer by Broad River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 40,000 of the outstanding Units at a purchase price of $150 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated April 24, 1998 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

           The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.    IDENTITY AND BACKGROUND.

           (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

           (b)(1) Angeles Realty Corporation II, which is the managing general partner of the Partnership (the "Managing General Partner"), is a direct, wholly-owned subsidiary of Angeles Securitization Corporation ("ASC"), and IAP GP Corporation ("IAP") owns all of the equity interests in ASC. IAP in turn is a direct, wholly-owned subsidiary of IPT. The other general partners of the Partnership, Elliot Accommodation Trust and Elliot Family Partnership, are prohibited by the Partnership's Limited Partnership Agreement (the "Limited Partnership Agreement") from participating in the activities of the Partnership.

           ASC acquired all of the outstanding stock of the Managing General Partner (which is the general partner in ten other affiliated public limited partnerships) in November 1992 from Angeles Real Estate Corporation, which in turn was a wholly-owned subsidiary of Angeles Corporation. At the time of such acquisition, IAP and ASC were (and thus the Managing General Partner became) wholly-owned subsidiaries of MAE GP Corporation ("MAE GP"). Effective March 7, 1998, MAE GP was merged with an into IPT, with IPT being the surviving entity (the "MAE GP Merger"). As a result of the MAE GP Merger, IAP, ASC and the Managing General Partner are now wholly-owned subsidiaries of IPT and the Partnership is controlled by IPT. In connection with the MAE GP Merger, effective February 17, 1998, Insignia contributed 3,845 Units owned by it and its subsidiaries (representing all Units then owned by such entities) to IPLP in exchange for additional units of partnership interest in IPLP. The Purchaser is a newly-formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 66% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 68% of the outstanding common shares of IPT.


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           For more than the past three years, Insignia Residential Group,
L.P. ("IRG") and Insignia Commercial Group, Inc. ("ICG"), which are affiliates of Insignia and the Purchaser, have provided property management services to the Partnership, and Insignia (directly or through affiliates) has performed asset management, partnership administration and investor relations services for the Partnership.

           By reason of the relationships described in the three preceding paragraphs, the Managing General Partner has conflicts of interest in considering the Offer.

           The Partnership paid IRG and ICG property management fees for property management services in the amounts of approximately $335,000, $322,000 and $326,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and has paid IRG and ICG property management fees equal to $85,398 during the first three months of 1998. The Partnership reimbursed the Managing General Partner and its affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership for the years ended December 31, 1997, 1996 and 1995 in the amounts of $229,000, $217,000 and $261,000, respectively, and has reimbursed them for such services in the amount of $41,563 through March 31, 1998. The reimbursement amount for the year ended December 31, 1997 includes $54,000 which was paid to an affiliate of the Managing General Partner for costs incurred in connection with construction oversight services. For the period January 1, 1996 through August 31, 1997, the Partnership insured its properties under a master policy through an agency and insurer unaffiliated with the Managing General Partner. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. That agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. Insignia and the Managing General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from such arrangement was immaterial.

           As described above, the Purchaser and the Managing General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The Managing General Partner has conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with IPT and the Purchaser. The Managing General Partner also would have a conflict of interest (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the Managing General Partner and/or its affiliates and (ii) as a consequence of the Purchaser's ownership of Units, because the Purchaser (which is an affiliate of the Managing General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the Managing General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the Managing General Partner) with the interests of the other Limited Partners. In addition, the Purchaser (which is an affiliate of the Managing General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the Managing General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

           As described in the Offer to Purchase, the Purchaser (which is an affiliate of the Managing General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand and borrowings from its credit facility with a commercial bank and financial institution to make such contributions. See Section 12. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the Managing General Partner) to pledge the Units as collateral for loans, or otherwise agree to

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terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the Managing General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

           If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser (which is an affiliate of the Managing General Partner) will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement and removal and replacement of the Managing General Partner. This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the Managing General Partner) opposes and (ii) IPT (which is an affiliate of the Managing General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

           Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters including: removal of the Managing General Partner or the other non-managing general partners and in certain circumstances election of a new or successor managing general partner or non-managing general partners; dissolution of the Partnership; and most types of amendments to the Limited Partnership Agreement. In general, IPLP and the Purchaser (which are affiliates of the Managing General Partner) will vote the Units owned by them in whatever manner they deem to be in IPT's best interests, which, because of their relationship with the Managing General Partner, also may be in the interest of the Managing General Partner, but may not be in the interest of other Limited Partners. This could (i) prevent non-tendering Limited Partners from taking action they desire but that IPT opposes and (ii) enable IPT to take action desired by IPT but opposed by non-tendering Limited Partners.

           To the best knowledge of the Managing General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the Managing General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the Managing General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to the Offer.

ITEM 5.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.    RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

           (a) Except as described in Schedule I attached hereto, no transactions in the Units have been effected during the past 60 days by the Partnership or the Managing General Partner

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or, to the knowledge of the Managing General Partner, by any of its current executive officers, directors or affiliates.

           (b) To the knowledge of the Partnership, neither the Managing General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Units beneficially owned by them.

ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

           None.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

           Litigation. On March 24, 1998, certain persons claiming to own limited partner interests in certain limited partnerships (including the Partnership) whose general partners (the "General Partners") are affiliates of Insignia (the "Partnerships") filed a purported class and derivative action in California Superior Court in the County of San Mateo (the "Complaint") against Insignia, the General Partners (including the Managing General Partner), certain persons and entities who purportedly formerly controlled the General Partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached their fiduciary duties to the plaintiffs by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the General Partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached their fiduciary duties by mismanaging the Partnerships and misappropriating the assets of the Partnerships by (a) manipulating the operations of the Partnerships to depress the trading price of limited partnership units (the "Units") of the Partnerships; (b) coercing and fraudulently inducing unitholders to sell Units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing Units at depressed prices to entrench certain of the defendants' positions of control over the Partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the Partnerships such as mailing lists of unitholders; and (b) causing the General Partners to enter into exclusive arrangements with their affiliates to sell goods and services to the General Partners, the unitholders and tenants of Partnership properties. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the General Partners to AIMCO (as defined in the Offer to Purchase) and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. As of the date of this response, defendants have not served or filed a reply to the complaint. IPT and Insignia believe that the allegations contained in the Complaint are without merit and intend to vigorously contest the plaintiffs' action.

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ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a) Form of cover letter to Limited Partners of the Partnership dated April 24, 1998.

           (b)    None.

           (c)    None.
































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                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 1998

                           Angeles Income Properties, Ltd. II,
                           a California limited partnership

                                    By:     Angeles Realty Corporation II,
                                            its Managing General Partner


                                    By:     /s/ Carroll D. Vinson
                                            ---------------------------
                                            Carroll D. Vinson
                                            President























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                                  SCHEDULE I

                           TRANSACTIONS IN THE UNITS
                   EFFECTED BY IPLP WITHIN THE PAST 60 DAYS


                                       Number of              Price
                 DATE               Units Purchased          Per Unit
                 ----               ---------------          --------

                3/13/98                   10                   $135

                3/13/98                   30                    135

                3/13/98                   15                    135

                3/13/98                   10                    135

                3/13/98                   20                    135

                3/26/98                   20                    135












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                                 EXHIBIT INDEX




      EXHIBIT NO.                      DESCRIPTION
      -----------                      -----------

         (a) Form of cover letter to Limited Partners from the Partnership dated April 24, 1998.

         (b)      None.

         (c)      None.



























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